Exhibit 99

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

July 6, 2020

Commissioners:

We are aware that our report dated April 28, 2019 on our review of interim financial information of Vale S.A., which appears in this Form 6-K, is incorporated by reference in the Registration Statements on Form F-3 (Nos. 333-225723 and 333-225723-01) of Vale S.A. and Vale Overseas Ltd.

Very truly yours,

/s/ PricewaterhouseCoopers Auditores Independentes
PricewaterhouseCoopers

Auditores Independentes